AMG FUNDS

One Stamford Plaza

263 Tresser Boulevard, Suite 949

Stamford, Connecticut 06901

VIA EDGAR

April 21, 2021

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ms. Ashley Vroman-Lee

Re:	AMG Funds (the “Trust”)

Registration Statement on Form N-14 of the Trust relating to AMG GW&K Small Cap Value Fund (formerly AMG Managers Skyline Special Equities Fund) (Registration No. 333-254611, filed March 23, 2021, as amended April 21, 2021)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned hereby request that the effective date for its Registration Statement on Form N-14 referenced above be accelerated so that it will become effective on April 23, 2021 or as soon as practicable thereafter.

Please direct any questions concerning this request for accelerated effectiveness to Lisa Henry of Ropes & Gray LLP at (617) 951-7780.

Very truly yours,

AMG FUNDS		AMG DISTRIBUTORS, INC.

By:	/s/ Keitha L. Kinne	By:	/s/ Keitha L. Kinne
Keitha L. Kinne		Keitha L. Kinne
Principal Executive Officer		President